UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   MULFORD, RAND P.
   2178 Caminito Del Barco
   Del Mar, CA  92014
2. Issuer Name and Ticker or Trading Symbol
   ZYMETX, INC. ZMTX
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   11/30/00
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK, par value    |      |    | |0                 |   |           |                   |      |                           |
$.001                      |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
5% Senior Convertible |3.12 [1]|11/1/|A [2| |48000      |   |11/1/|10/12|COMMON      |15361 [|       |48000       |I  |SPOUSE [5]  |
Debenture             |        |00   |]   | |           |   |00 [3|/02  |STOCK, par  |4]     |       |            |   |            |
                      |        |     |    | |           |   |]    |     |value $.001 |       |       |            |   |            |
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Common Stock Purchase |3.17 [6]|11/1/|A [7| |4320       |   |11/1/|11/1/|COMMON      |4320   |       |4320        |I  |SPOUSE [8]  |
Warrant               |        |00   |]   | |           |   |00   |05   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $.001 |       |       |            |   |            |
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Non-Qualified Stock   |2.875   |     |    | |           |   |4/12/|4/12/|COMMON      |25000  |       |25000       |D  |            |
Options 4-00          |        |     |    | |           |   |01   |10   |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $.001 |       |       |            |   |            |
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Non-Qualified Stock   |2.063   |     |    | |           |   |11/17|11/17|COMMON      |25000  |       |25000       |D  |            |
Options 11-99         |        |     |    | |           |   |/99  |/09  |STOCK, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $.001 |       |       |            |   |            |
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
Explanation of Responses:
1, 3. Initial conversion price of $3.124836 is subject to downward pricing on April 13, 2001, July 13, 2001, and October 13, 2001, pursuant to ZymeTx 5% SENIOR CONVERTIBLE DEBENTURE DUE OCTOBER 12, 2002, document dated November 1, 2000.
2, 7. Issued by agreement with ZymeTx Inc. in consideration of Mr. Mulford's services performed in the issuance of senior secured debentures and warrants to two private investors.
4. Conversion is based on the initial conversion price of $3.124836.
5, 8. Paula M. Mulford and Associates
6. Issuable under the terms of the Common Stock Purchase Warrant dated November 1, 2000. Warrants were issued as a result of the issuance of a 5% Senior Convertible Debenture due October 12, 2002.


SIGNATURE OF REPORTING PERSON
/Signature/
/s/ Rand P. Mulford
DATE